FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2016
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Announces Changes to Common Share Purchase Program	2.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BlackBerry Announces Changes to Common Share Purchase Program

Waterloo, ON, January 29, 2016 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that it received approval from the Toronto Stock Exchange (“TSX”) to amend its current normal course issuer bid (“NCIB”) in order to increase the maximum number of common shares that may be repurchased from 12,000,000 common shares, or 2.5% of the public float as at June 22, 2015 (the reference date for the NCIB), to 27,000,000 common shares, or 5.8% of the public float. The total public float on June 22, 2015 was 464,723,304 common shares. No other terms of the NCIB have been amended. BlackBerry also announced that it has entered into an automatic purchase plan with its designated broker to allow for purchases of up to 2,685,524 common shares in connection with the NCIB.

The NCIB - which began on June 29, 2015 and will end no later than June 28, 2016 - is conducted through the facilities of the TSX and the Nasdaq Stock Market (“Nasdaq”) or alternative trading systems, if eligible, and conforms to their regulations. Purchases under the NCIB are made by means of open market transaction or other such means as the Nasdaq or a securities regulatory authority may permit, including pre-arranged crosses, exempt offers and private agreements under an issuer bid exemption order issued by a securities regulatory authority.

Under TSX rules, BlackBerry is allowed to purchase daily, through the facilities of the TSX, a maximum of 578,619 common shares representing 25% of the average daily trading volume, as calculated per the TSX rules. The average daily trading volume for the six months ended May 31, 2015 was 2,314,477 common shares. In addition, BlackBerry may make, once per week, a block purchase of common shares not directly or indirectly owned by insiders of BlackBerry, in accordance with TSX rules. All shares purchased pursuant to the NCIB are cancelled.

During the period from June 29, 2015 to January 29, 2016, BlackBerry purchased and cancelled a total of 9,921,454 common shares, representing 2.1% of the public float as at June 22, 2015, at a weighted price of US$7.43 per share.

The board of directors of BlackBerry believes that the purchase by BlackBerry of its common shares represents attractive investment given current equity market conditions, and does not expect that the amended NCIB will have a significant impact on BlackBerry’s cash balance.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Contacts:

Media Relations Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to: BlackBerry’s expectations regarding its operational restructuring and strategic initiatives; BlackBerry’s beliefs regarding the value of its shares and the investment community’s perception thereof; and regulatory requirements. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 29, 2016	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer